SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

20 June 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 20 June 2007

* Print the name and title of the signing officer under his signature.

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 20 June 2007

ANZ to deregister from SEC

ANZ today announced its intention to withdraw the listing of its American Depositary Shares (American Depositary Receipts or ADRs) and the underlying ordinary shares from the New York Stock Exchange.

After delisting from the New York Stock Exchange, ANZ intends to fully deregister from the US Securities and Exchange Commission’s ongoing reporting obligations.

ANZ Chief Financial Officer Mr Peter Marriott said: “The decision to deregister as a SEC registered and reporting company reduces ANZ’s administrative burdens and costs.

“ANZ continues to be committed to best practice in preparing its financial statements.  We will maintain the strong control and financial governance frameworks established under Sarbanes-Oxley compliance, tailoring them to the Group’s specific processes and procedures,” Mr Marriott said.

Following deregistration, ANZ’s debt and equity securities will not be listed on any exchange in the United States, however it is expected that the ADRs will trade in the ‘over-the-counter’ market.  ANZ ordinary shares will continue to be listed on the Australian Securities Exchange and New Zealand Stock Exchange.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com